

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2025

Brian K. Miller
Chief Financial Officer
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, Texas 75024

      Re: Tyler Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          Filed February 19, 2025
          File No. 001-10485

Dear Brian K. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Results of Operations and Other, page 32

1.   We note your presentation and discussion of revenues by segment. However, we note that you do not include a discussion and analysis of each segment's profit. Please tell us what consideration was given to whether a discussion of segment profit information would be necessary to an understanding of your business. Refer to Item 303(b) of Regulation S-K.

Consolidated Financial Statements
Note (2) Segment and Related Information, page F-16

2.   You disclose that the primary measure used by the chief operating decision maker ("CODM") is segment income or loss from operations; however, we note that you also present segment gross profit. Please tell us whether the CODM receives segment gross profit for each reportable segment and how it is used. If the CODM uses more

than one measure of segment profit or loss, such as segment gross profit and segment operating income, to assess segment performance and to decide how to allocate resources, tell us which of the reported segment profit or loss measures is required to be disclosed in accordance with ASC 280-10-50-28A. In this regard, the measure required to be disclosed is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures may be disclosed pursuant to ASC 280-10-50-28A through 50-28C.

3. In connection with your response to the preceding comment, if both segment gross profit and segment operating income are used by the CODM and will be disclosed:
    - Please tell us how you considered the disclosures required by ASC 280-10-50-29(f) for segment gross profit; and
    - Please tell us what consideration was given to identifying the additional measure of segment profit or loss as non-GAAP and providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K in the filing.

4. Please revise future filings to reconcile the total of the reportable segments' amount for each measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-28C. The reconciliation should include a single amount for the subtotal of the reportable segments' measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. In this regard, the segment note currently includes a Corporate column which appears to result in the presentation of non-GAAP measures of consolidated segment gross profit and consolidated segment operating income. Similarly revise to reconcile other total reportable segments' amounts to consolidated amounts, such as the total of the reportable segments' assets to consolidated assets. Refer to ASC 280-10-50-30.

5. Please provide us with proposed disclosure that is responsive to the concerns noted in the comments above.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology